Exhibit 99.3

Deutsche Bank Trust Company Americas
Global Transaction Banking

DEPOSITARY RECEIPTS

Depositary’s Notice of Annual General Meeting of Shareholders of NQ Mobile Inc. (the “Company”):

Issuer:	NQ Mobile Inc. / CUSIP 64118U108

Country:	Incorporated in the Cayman Islands

Meeting Details:	Annual General Meeting (“AGM”) of NQ Mobile Inc. (the “Company”) will be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 29, 2016 at 10 a.m. (Hong Kong time)

Meeting Agenda:	Open forum to discuss Company affairs with management

ADR Record Date:	December 16, 2016

Common Share: ADS Ratio	5 Class A Common Shares: 1 ADS

Holders of American Depositary Receipts (ADRs) representing common shares (the “Deposited Securities”) of NQ Mobile Inc. (the “Company”) are hereby notified of the Company’s Annual General Meeting of shareholders. No proposal will be submitted for shareholders approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

ADS holders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.nq.com, or by contacting NQ Mobile Inc. at investors@nq.com, or by writing to NQ Mobile Inc. at No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, The People’s Republic of China, telephone: +86 (10) 6452 2017.

For more information, contact:

Deutsche Bank - Depositary Receipts

212 250 9100 (Tel)

732 544 6346 (Fax)